EXHIBIT 99.1

July 7, 2020

CORAL GOLD PROVIDES Q1 REPORT ON NEVADA GOLD MINES’
PROGRESS AT ROBERTSON PROJECT IN NEVADA

Coral Gold Resources Ltd. (TSX-V: CLH; OTCQX: CLHRF) (“Coral” or the “Company”) reports that Nevada Gold Mines (“NGM”) continues to advance the Robertson Project in the Cortez region of Nevada where Coral retains a net smelter returns royalty (NSR).

NGM recently delivered its summary of work completed in Q1 2020 at Robertson. In terms of drilling activities at Robertson, NGM reported that 2,026 meters of geotechnical and metallurgical drilling was completed during the quarter, as well as 821 meters of resource drilling.

NGM is also progressing the evaluation and other pre-development activities at Robertson including updating the geological models based on Q1 2020 drill data, continuing ongoing baseline study work, such as waste/ore characterization work and biological baseline work.  In addition, NGM has confirmed that the Robertson pre-feasibility study process remains in-progress.

As announced in Coral’s news release dated March 16, 2020, Barrick recently disclosed an inferred mineral resource at the Robertson Project in their 2019 fourth quarter report and news release dated February 11, 2020, and while the details of the new resource estimate have not yet been made public, they indicate the Robertson property is now considered part of the mineral resource base for the Cortez Mine complex.

Coral Gold Management is encouraged by the progress on the Robertson Project, especially that a new mine design was created, and work progresses towards development of this property.

Coral’s NSR at Robertson

After the sale of the Robertson Project to Barrick in 2017 (now held within NGM), Coral retains a life of mine sliding scale, 1% to 2.25% NSR on the project. Coral’s NSR is subject to potential advance royalty payments as well as a right of first refusal enabling NGM to acquire the NSR if the Company wishes to sell the NSR to any third party. The royalty increases with an increase in the price of gold. Details of the NSR are available on Coral’s website.

Qualified Person

The technical data in this press release was reviewed and approved by Alan Morris, P.Geo, who is a qualified person within the context of National Instrument 43-101.

About Coral Gold Resources Ltd.

Coral Gold Resources is a precious metals exploration company operating in Nevada, where it has explored one of the world’s richest gold districts for over 30 years.  The Company's primary asset is a sliding scale net smelter returns production royalty on Nevada Gold Mines’ Robertson Property in Nevada.  The Company also holds a portfolio of strategically-located exploration projects near Nevada Gold Mine’s Pipeline/Cortez Mine Complex on Nevada’s Battle Mountain/Cortez Trend. Coral remains debt free with a strong balance sheet. Our overall objective is to generate long-term wealth for shareholders.

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ON BEHALF OF THE BOARD

“David Wolfin”

David Wolfin

President & Chief Executive Officer

Coral Gold Resources Ltd.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   This release contains statements that are forward-looking statements and are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

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